Filed Pursuant to Rule 424(b)(2)
Registration No. 333-202524
June 27, 2016
PRICING SUPPLEMENT
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015 and
Equity Index Underlying Supplement dated March 5, 2015)

HSBC USA Inc.
Buffered Digital Notes
Linked to the Least Performing of the EURO STOXX 50® Index
and the STOXX® Europe 600 Index

▸ $8,065,000 Buffered Digital Notes Linked to the least performing of the EURO STOXX 50® Index and the STOXX® Europe 600 Index

▸ Maturity of approximately 4 years

▸ Digital Upside Return of 28.06% if the Final Level of the Least Performing Underlying is at least equal to 80% of its Initial Level

▸ Protection from the first 20% of any decreases in the level of the Least Performing Underlying, with 1.25x exposure to any loss in the Least Performing Underlying beyond -20%, with a potential loss of 100% of principal

▸ All payments on the notes are subject to the credit risk of HSBC USA Inc.

The Buffered Digital Notes (each a "note" and collectively the "notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the notes. HSBC Securities (USA) Inc. will purchase the notes from us for distribution to other registered broker-dealers or will offer the notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-15 of this pricing supplement.

The Estimated Initial Value of the notes on the Pricing Date is $955 per note, which is less than the price to public. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-3 and "Risk Factors" beginning on page PS-6 of this document for further information.

Investment in the notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of this document, page S-1 of the accompanying prospectus supplement and page S-2 of the accompanying Equity Index Underlying Supplement.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per note	$1,000	$25	$975
Total	$8,065,000	$201,625	$7,863,375

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.50% per $1,000 Principal Amount in connection with the distribution of the notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-15 of this pricing supplement.

The notes:

Are Not FDIC Insured	**Are Not Bank Guaranteed**	**May Lose Value**

HSBC

HSBC USA Inc.
Buffered Digital Notes

HSBC ◆

This pricing supplement relates to a single offering of Buffered Digital Notes. The notes will have the terms described in this pricing supplement and the accompanying prospectus supplement, prospectus and Equity Index Underlying Supplement. If the terms of the notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Equity Index Underlying Supplement, the terms described in this pricing supplement shall control. **You should be willing to forgo interest and dividend payments during the term of the notes and, if the Reference Return of the Least Performing Underlying is less than -80%, lose up to 100% of your principal.**

This pricing supplement **relates to an offering of notes linked to the performance of two indices. The purchaser of a note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of notes:**

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per note
Reference Asset:	The EURO STOXX 50® Index ("SX5E") and the STOXX® Europe 600 Index ("SXXP") (each, an "Underlying" and together, the "Underlyings")
Trade Date:	June 27, 2016
Pricing Date:	June 27, 2016
Original Issue Date:	June 30, 2016
Final Valuation Date:	June 25, 2020, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Maturity Date:	June 30, 2020. The Maturity Date is subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Digital Upside Return:	28.06%
Payment at Maturity:	On the Maturity Date, for each note, we will pay you the Final Settlement Value.
Final Settlement Value:	*If the Reference Return of each Underlying is greater than or equal to the Buffer Level of the respective Underlying,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of notes, equal to the Digital Upside Return.
	$1,000 + ($1,000 × Digital Upside Return)
	If the Reference Return of either Underlying is less than the Buffer Level, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:
	$1,000 + [$1,000 × (Reference Return of the Least Performing Underlying + 20%) x Downside Leverage Factor].
	Under these circumstances, you will lose 1.25% of the Principal Amount for each percentage point that the Reference Return of the Least Performing Underlying is below the Buffer Level. For example, if the Reference Return of the Least Performing Underlying is -21%, you will incur a 1.25% loss and receive 98.75% of the Principal Amount, subject to the credit risk of HSBC. **If the Reference Return of the Least Performing Underlying is less than the Buffer Level, you will lose up to 100% of your investment, regardless of the performance of the other Underlying.**
Reference Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows:
	$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$
Least Performing Underlying:	The Underlying with the lowest Reference Return
Buffer Level:	-20%
Downside Leverage Factor:	1.25x
Initial Level:	2,967.44 with respect to the SX5E and 308.75 with respect to the SXXP, each of which was its Official Closing Level on the Pricing Date.
Final Level:	With respect to each Underlying, its Official Closing Level on the Final Valuation Date.
Official Closing Level:	With respect to each Underlying, its closing level on any scheduled trading day as determined by the calculation agent based upon the level displayed on the relevant Bloomberg Professional® service page (with respect to the SX5E, "SX5E <INDEX>" and with respect to the SXXP, "SXXP <INDEX>") or, for each Underlying, any successor page on the Bloomberg Professional® service or any successor service, as applicable.

Form of Notes:	Book-Entry
Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.
CUSIP/ISIN:	40433UPP5 / US40433UPP56
Estimated Initial Value:	The Estimated Initial Value of the notes is less than the price you pay to purchase the notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your notes in the secondary market, if any, at any time. See "Risk Factors — The Estimated Initial Value of the notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the notes in the secondary market, if any."

GENERAL

This pricing supplement relates to an offering of notes. The purchaser of a note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify the offering and to reject orders in whole or in part. Although the offering of notes relates to the Underlyings, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Underlyings or any component security included in either Underlying or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015, and the Equity Index Underlying Supplement dated March 5, 2015. If the terms of the notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Equity Index Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-6 of this pricing supplement, page S-1 of the prospectus supplement and page S-2 of the Equity Index Underlying Supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014327/v403626_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

PAYMENT AT MATURITY

On the Maturity Date, for each note you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return of each Underlying is greater than or equal to the Buffer Level, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of notes, equal to the Digital Upside Return.

$1,000 + ($1,000 × Digital Upside Return)

If the Reference Return of either Underlying is less than the Buffer Level, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × (Reference Return of the Least Performing Underlying + 20%) x Downside Leverage Factor).

Under these circumstances, you will lose 1.25% of the Principal Amount for each percentage point that the Reference Return of the Least Performing Underlying is below the Buffer Level. For example, if the Reference Return of the Least Performing Underlying is -21%, you will incur a 1.25% loss and receive 98.75% of the Principal Amount, subject to the credit risk of HSBC. **You should be aware that if the Reference Return of the Least Performing Underlying is less than the Buffer Level, you will lose up to 100% of your investment.**

Interest

The notes will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the notes.

Reference Sponsors

With respect to both Underlyings, Deutsche Börse AG is the reference sponsor.

INVESTOR SUITABILITY

The notes may be suitable for you if:

▶ You seek an investment with a return linked to the least performing of the Underlyings and you believe the Final Level of the Least Performing Underlying will not decrease.

▶ You are willing to invest in the notes based on the Digital Upside Return of 28.06%, which may limit your return at maturity.

▶ You are willing to make an investment that is exposed to the negative Reference Return of the Least Performing Underlying on a 1.25-to-1 basis for each percentage point that its Reference Return of the Least Performing Underlying is less than -20% and you understand that the Downside Leverage Factor may magnify your losses up to a 100% loss of your investment.

▶ You are willing to accept the risk and return profile of the notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are willing to forgo dividends or other distributions paid to holders of the stocks included in either Underlying.

▶ You do not seek current income from your investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the notes to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the notes.

The notes may not be suitable for you if:

▶ You believe that the Reference Return of at least one Underlying will be less than -20%.

▶ You are unwilling to invest in the notes based on the Digital Upside Return of 28.06%, which may limit your return at maturity.

▶ You are unwilling to make an investment that is exposed to the negative Reference Return of the Least Performing Underlying on a 1.25-to-1 basis for each percentage point that its Reference Return is below -20%, up to a 100% loss of your investment.

▶ You seek an investment that provides full return of principal.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive the dividends or other distributions paid on the stocks included in either Underlying.

▶ You seek current income from your investment.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the notes to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and on page S-2 of the accompanying Equity Index Underlying Supplement. Investing in the notes is not equivalent to investing directly in any of the stocks included in either Underlying. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the notes described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement;

▶ "— General Risks Related to Indices" in the Equity Index Underlying Supplement;

▶ "— Securities Prices Generally Are Subject to Political, Economic, Financial and Social Factors that Apply to the Markets in which They Trade and, to a Lesser Extent, Foreign Markets" in the Equity Index Underlying Supplement; and

▶ "— Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the notes may result in a loss.

The notes do not guarantee any return of principal if the Reference Return of either Underlying is less than the Buffer Level. You will be exposed on a leveraged basis to any decrease in the level of the Least Performing Underlying from the Initial Level beyond the Buffer Level of -20%, which will magnify your losses up to a 100% loss of your investment. Accordingly, if the Reference Return of the Least Performing Underlying is less than -20%, your Payment at Maturity will be less than the Principal Amount. **You will lose up to 100% of your investment at maturity if the Reference Return of the Least Performing Underlying is less than the Buffer Level.**

The return on the notes is limited by the return represented by the Digital Upside Return.

You will not participate in any appreciation in the level of the Least Performing Underlying. Instead, you will receive a fixed Digital Upside Return of 28.06% if the Final Level of the Least Performing Underlying is greater than or equal to its Initial Level. You will not receive a return on the notes greater than the return represented by the Digital Upside Return. Accordingly, the amount payable for your notes may be significantly less than it would have been had you invested directly in the notes included in the Least Performing Underlying.

Since the notes are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the level of each Underlying.

Since the notes are linked to the performance of more than one Underlying, the notes will be linked to the individual performance of each Underlying. Because the notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the levels of the Underlyings to the same degree for each Underlying. For example, in the case of securities linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of either of the Underlyings would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the Least Performing Underlying.

The amount payable on the notes is not linked to the levels of the Underlyings at any time other than on the Final Valuation Date.

The Final Levels of the Underlyings will be based on the Official Closing Levels of the Underlyings on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the level of the Least Performing Underlying appreciates during the term of the notes other than on the Final Valuation Date but then decreases on the Final Valuation Date, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the level of the Least Performing Underlying prior to such decrease. Although the actual levels of the Underlyings on the Maturity Date or at other times during the term of the notes may be higher than their respective Final Levels, the Payment at Maturity will be based solely on the Official Closing Levels of the Underlyings on the Final Valuation Date.

Credit risk of HSBC USA Inc.

The notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.

The notes will not bear interest.

As a holder of the notes, you will not receive interest payments.

Changes that affect an Underlying may affect the market value of the notes and the amount you will receive at maturity.

The policies of a reference sponsor concerning additions, deletions and substitutions of the constituents comprising the relevant Underlying and the manner in which the reference sponsor takes account of certain changes affecting those constituents may affect the level of that Underlying. The policies of a reference sponsor with respect to the calculation of the relevant Underlying could also affect the level of that Underlying. A reference sponsor may discontinue or suspend calculation or dissemination of the relevant Underlying. Any such actions could affect the value of the notes and their return.

The notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the notes.

The Estimated Initial Value of the notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the notes in the secondary market, if any.

The Estimated Initial Value of the notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you. We determined the value of the embedded derivatives in the notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time.

The price of your notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the notes and the costs associated with structuring and hedging our obligations under the notes. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

If we were to repurchase your notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 8 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the notes based on changes in market conditions and other factors that cannot be predicted.

Risks associated with non-U.S. companies.

The values of the Reference Assets depend upon the stocks of non-U.S. companies, and thus involve risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the notes. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the Reference Assets and, as a result, the value of the relevant securities.

The notes will not be adjusted for changes in exchange rates.

Although the equity securities that comprise the Reference Assets are traded in currencies other than U.S. dollars, and your notes are denominated in U.S. dollars, the amount payable on your notes at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the value of the References Assets, and therefore your notes. The amount we pay in respect of your notes on the maturity date, if any, will be determined solely in accordance with the procedures described in this pricing supplement.

The notes lack liquidity.

The notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in the notes, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Least Performing Underlying relative to its Initial Level. We cannot predict the Final Level of either Underlying. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Levels used in the examples below is not the actual Initial Level of either Underlying. You should not take this illustration or these examples as an indication or assurance of the expected performance of either Underlying or the return on your notes. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including such a security issued by HSBC.

The table below illustrates the Final Settlement Value on a $1,000 investment in the notes for a hypothetical range of Reference Returns of the Least Performing Underlying from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value per $1,000 Principal Amount to $1,000. The potential returns described here assume that your notes are held to maturity. You should consider carefully whether the notes are suitable to your investment goals. The following table and examples are based on the following terms:

▶ Principal Amount: $1,000

▶ Hypothetical Initial Level of the SX5E: 2,000.00

▶ Hypothetical Initial Level of the SXXP: 1,000.00

▶ Digital Upside Return: 28.06%

▶ Buffer Level -20%

The actual Initial Level of each Underlying is set forth on page PS-3 of this pricing supplement.

Hypothetical Reference Return of the Least Performing Underlying	Hypothetical Final Settlement Value	Hypothetical Return on the Notes
100.00%	$1,280.60	28.06%
80.00%	$1,280.60	28.06%
50.00%	$1,280.60	28.06%
30.00%	$1,280.60	28.06%
28.06%	**$1,280.60**	**28.06%**
20.00%	$1,280.60	28.06%
10.00%	$1,280.60	28.06%
5.00%	$1,280.60	28.06%
0.00%	$1,280.60	28.06%
-5.00%	$1,280.60	28.06%
-10.00%	$1,280.60	28.06%
-15.00%	$1,280.60	28.06%
-20.00%	**$1,280.60**	**28.06%**
-30.00%	$875.00	-12.50%
-50.00%	$625.00	-37.50%
-80.00%	$250.00	-75.00%
-100.00%	$0.00	-100.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the notes.

Example 1: The Reference Return of the Least Performing Underlying is greater than zero but less than the Digital Upside Return.

Underlying	Initial Level	Final Level
SX5E	2,000.00	2,100.00 (105% of Initial Level)
SXXP	1,000.00	1,200.00 (120% of Initial Level)

The Reference Return of the Least Performing Underlying =

$$\frac{\text{Final Level of SX5E} - \text{Initial Level of SX5E}}{\text{Initial Level of SX5E}}$$

= (2,100 – 2,000) / 2,000= **5.00%**

Because the Reference Return of the Least Performing Underlying is positive, the investor receives the Digital Upside Return, and the Final Settlement Value would be $1,280.60 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Digital Upside Return)

= $1,000 + ($1,000 × 28.06%)

= $1,280.60

Example 1 shows that you will benefit from the Digital Upside Return at maturity when the Reference Return of the Least Performing Underlying is positive but less than the Digital Upside Return.

Example 2: The Reference Return of the Least Performing Underlying is greater than the Digital Upside Return.

Underlying	Initial Level	Final Level
SX5E	2,000.00	3,000.00 (150% of Initial Level)
SXXP	1,000.00	1,300.00 (130% of Initial Level)

The Reference Return of the Least Performing Underlying =

$$\frac{\text{Final Level of SXXP} - \text{Initial Level of SXXP}}{\text{Initial Level of SXXP}}$$

= (1,300 – 1,000) / 1,000= **30.00%**

Even though the Reference Return of the Least Performing Underlying is positive and greater than the Digital Upside Return, the investor receives the Digital Upside Return, and the Final Settlement Value would be $1,280.60 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Digital Upside Return)

= $1,000 + ($1,000 × 28.06%)

= $1,280.60

Example 2 shows that your return will be limited by the Digital Upside Return when the Reference Return of the Least Performing Underlying is positive and greater than the Digital Upside Return.

Example 3: The Reference Return of the Least Performing Underlying decreases, but is greater than the Buffer Level.

Underlying	Initial Level	Final Level
SX5E	2,000.00	2,200.00 (110% of Initial Level)
SXXP	1,000.00	950.00 (95% of Initial Level)

The Reference Return of the Least Performing Underlying =

$$\frac{\text{Final Level of SXXP} - \text{Initial Level of SXXP}}{\text{Initial Level of SXXP}}$$

= (950 – 1,000) / 1,000= **-5.00%**

Because the Reference Return of the Least Performing Underlying is greater than the Buffer Level of -20%, the investor receives the Digital Upside Return, and the Final Settlement Value would be $1,280.60 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Digital Upside Return)

= $1,000 + ($1,000 × 28.06%)

= $1,280.60

Example 3 shows that you will benefit from the Digital Upside Return at maturity when the Reference Return of the Least Performing Underlying is negative but greater than the Buffer Level.

Example 4: The Reference Return of the Least Performing Underlying is less than the Buffer Level.

Underlying	Initial Level	Final Level
SX5E	2,000.00	1,800.00 (90% of Initial Level)
SXXP	1,000.00	700.00 (70% of Initial Level)

The Reference Return of the Least Performing Underlying =

$$\frac{\text{Final Level of SXXP} - \text{Initial Level of SXXP}}{\text{Initial Level of SXXP}}$$

= (700 – 1,000) / 1,000= **-30.00%**

Because the Reference Return of the Least Performing Underlying is less than the Buffer Level of -20%, the Final Settlement Value would be $875.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ([$1,000 × (Reference Return of the Least Performing Underlying + 20%) x Downside Leverage Factor)]

= $1,000 + [$1,000 × (-30% + 20%) x 1.25]

= $875.00

Example 4 shows that you are exposed on a leveraged basis to declines in the level of the Least Performing Underlying beyond the Buffer Level of -20%. **YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT OF YOUR NOTES**.

INFORMATION RELATING TO THE UNDERLYINGS

Description of the SX5E

The SX5E is composed of 50 stocks from the Eurozone (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) portion of the STOXX Europe 600 Supersector indices. The STOXX Europe 600 Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; travel & leisure and utilities.

For more information about the SX5E, see "The EURO STOXX 50® Index" beginning on page S-11 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the SX5E

The following graph sets forth the historical performance of the SX5E based on the daily historical closing levels from January 1, 2008 through June 27, 2016. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SX5E should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SX5E on the Final Valuation Date.

Description of the SXXP

STOXX Limited Publishes the SXXP

The SXXP was created by STOXX Limited, which is owned by Deutsche Börse AG. Publication of the SXXP began on September 16, 1998, based on an initial index value of 100 at December 31, 1991. The SXXP is reported daily on the Bloomberg Professional® service under the symbol "SXXP" and on the STOXX Limited website. Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this document. We have derived all disclosure regarding the SXXP from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the SXXP.

SXXP Composition and Maintenance

The Reference Asset contains the 600 largest stocks by free float market capitalization traded on the major exchanges of 18 European countries: Austria, Belgium, Czech Republic, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. The selection list is composed of each company's most liquid stocks with a minimum liquidity of greater than one million euro, and measured over 3-month average daily trading value. The selection list is ranked in terms of free-float market capitalization. From the selection list, the largest 550 stocks qualify for selection. The remaining 50 stocks are selected (without regard to liquidity) from the largest remaining current components ranked between 551 and 750. If the number of stocks selected is still below 600, the largest remaining stocks are selected until there are enough stocks.

Non-euro stock prices are converted into euro using the currency rate valid at the time of the opening stock price (or previous day's closing/adjusted price), i.e., opening stock prices are converted using real-time currency rates and the previous day's closing prices are converted using WM fixed exchange rates of the day before.

SXXP Calculation

The SXXP is calculated with the "Laspeyres formula," which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the index value can be expressed as follows:

$$\text{Reference Asset} = \frac{\text{free float market capitalization of the index}}{\text{divisor of the index}}$$

The "free float market capitalization of the index" is equal to the sum of the product of the price, number of shares, free float factor and weighting cap factor for each component stock as of the time the SXXP is being calculated.
The SXXP is also subject to a divisor, which is adjusted to maintain the continuity of SXXP values despite changes due to corporate actions.

Historical Performance of the SXXP

The following graph sets forth the historical performance of the SXXP based on the daily historical closing levels from January 1, 2008 through June 27, 2016. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The historical levels of the SXXP should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SXXP on the Final Valuation Date.



License Agreement

HSBC or one of its affiliates has entered into a nonexclusive license agreement providing for the license to it, in exchange for a fee, of the right to use certain indices owned and published by STOXX Limited in connection with some products, including the notes.

STOXX Limited and its licensors (the "Licensors") have no relationship to the HSBC USA Inc., other than the licensing of the SXXP and the related trademarks for use in connection with the notes.

STOXX Limited and its Licensors do not:

- Sponsor, endorse, sell or promote the notes.
- Recommend that any person invest in the notes or any other securities.
- Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes.
- Have any responsibility or liability for the administration, management or marketing of the notes.
- Consider the needs of the notes or the owners of the notes in determining, composing or calculating the SXXP or have any obligation to do so.

STOXX Limited and its Licensors will not have any liability in connection with the notes. Specifically,

- STOXX Limited and its Licensors do not make any warranty, express or implied and disclaim any and all warranty about:
- The results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the SXXP and the data included in the SXXP;
- The accuracy or completeness of the SXXP and its data;
- The merchantability and the fitness for a particular purpose or use of the SXXP and its data;
- STOXX Limited and its Licensors will have no liability for any errors, omissions or interruptions in the SXXP or its data;
- Under no circumstances will STOXX Limited or its Licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX Limited or its Licensors knows that they might occur.

The licensing agreement between HSBC USA Inc. and STOXX Limited is solely for their benefit and not for the benefit of the owners of the notes or any other third parties.

EVENTS OF DEFAULT AND ACCELERATION

If the notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the notes, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this pricing supplement. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return of each Underlying, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date for that Underlying will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days. For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Reference Return will be made on such date, irrespective of the existence of a market disruption event with respect to the other Underlying occurring on such date.

If the notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the notes. For more information, see "Description of Debt Securities—Senior Debt Securities—Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement, for distribution to other registered broker-dealers, or will offer the notes directly to investors. HSBC Securities (USA) Inc. will offer the notes at the price to public set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.50% per $1,000 Principal Amount in connection with the distribution of the notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the notes, but is under no obligation to make a market in the notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, a note should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a note as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the note for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any of the entities whose stock is included in the Reference Asset would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Reference Asset were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Reference Asset and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the Reference Asset is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the notes.

Recently finalized Treasury Regulations provide that withholding on "dividend equivalent" payments (as discussed in the accompanying prospectus supplement), if any, will not apply to notes issued before January 1, 2017. Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption, or other disposition of the notes will only apply to dispositions after December 31, 2018.

For a discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

VALIDITY OF THE NOTES

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the notes pursuant to the Senior Indenture referred to in the prospectus supplement dated March 5, 2015, and issued and paid for as contemplated herein, the notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 5, 2015, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated March 5, 2015.

TABLE OF CONTENTS

Pricing Supplement

General	PS-4
Payment at Maturity	PS-5
Investor Suitability	PS-5
Risk Factors	PS-6
Illustrative Examples	PS-9
Information Relating to the Underlyings	PS-12
Events of Default and Acceleration	PS-15
Supplemental Plan of Distribution (Conflicts of Interest)	PS-15
U.S. Federal Income Tax Considerations	PS-16
Validity of the Securities	PS-16

Equity Index Underlying Supplement

Disclaimer	S-1
Risk Factors	S-2
The DAX® Index	S-7
The Dow Jones Industrial Average℠	S-9
The EURO STOXX 50® Index	S-11
The FTSE™ 100 Index	S-13
The Hang Seng® Index	S-14
The Hang Seng China Enterprises Index®	S-16
The KOSPI 200 Index	S-19
The MSCI Indices	S-22
The NASDAQ-100 Index®	S-26
The Nikkei 225 Index	S-30
The PHLX Housing Sector℠ Index	S-32
The Russell 2000® Index	S-36
The S&P 100® Index	S-40
The S&P 500® Index	S-44
The S&P 500® Low Volatility Index	S-47
The S&P BRIC 40 Index	S-50
The S&P MidCap 400® Index	S-52
The TOPIX® Index	S-55
Additional Terms of the Notes	S-57

Prospectus Supplement

Risk Factors	S-1
Pricing Supplement	S-8
Description of Notes	S-10
Use of Proceeds and Hedging	S-33
Certain ERISA Considerations	S-34
U.S. Federal Income Tax Considerations	S-37
Supplemental Plan of Distribution (Conflicts of Interest)	S-59

Prospectus

About this Prospectus	1
Risk Factors	2
Where You Can Find More Information	3
Special Note Regarding Forward-Looking Statements	4
HSBC USA Inc.	6
Use of Proceeds	7
Description of Debt Securities	8
Description of Preferred Stock	19
Description of Warrants	25
Description of Purchase Contracts	29
Description of Units	32
Book-Entry Procedures	35
Limitations on Issuances in Bearer Form	40
U.S. Federal Income Tax Considerations Relating to Debt Securities	40
Plan of Distribution (Conflicts of Interest)	49
Notice to Canadian Investors	52
Notice to EEA Investors	53
Notice to UK Investors	54
UK Financial Promotion	54
Certain ERISA Matters	55
Legal Opinions	57
Experts	58

You should only rely on the information contained in this pricing supplement, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these notes, and these documents are not soliciting an offer to buy these notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$8,065,000 Buffered Digital Notes Linked to the Least Performing of the EURO STOXX 50® Index and the STOXX® Europe 600 Index

June 27, 2016

PRICING SUPPLEMENT